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Richard D. Truesdell, Jr.

Davis Polk & Wardwell LLP 450 Lexington Avenue New York, NY 10017	212 450 4674 tel richard.truesdell@davispolk.com

October 6, 2020

Re:	Sunshine Silver Mining & Refining Corporation Amendment No. 12 to Draft Registration Statement on Form S-1 Submitted September 21, 2020 CIK No. 0001517006

Mr. Kevin Dougherty
Ms. Lauren Nguyen
Mr. George K. Schuler

U.S. Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549-4628

Dear Mr. Dougherty, Ms. Nguyen and Mr. Schuler,

On behalf of our client, Sunshine Silver Mining & Refining Corporation, a Delaware corporation (the “Company”), we are responding to the comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Amendment No. 12 to Draft Registration Statement on Form S-1 (the “Registration Statement”) contained in the Staff’s letter dated September 30, 2020 (the “Comment Letter”). In response to the comments set forth in the Comment Letter, the Company has revised the Registration Statement in Amendment No. 1 to the Registration Statement that was initially publicly filed on October 1, 2020 and is submitting it together with this response letter. The revised Registration Statement also contains certain additional updates and revisions.

Set forth below are the Company’s responses to the Staff’s comments. For convenience, the Staff’s comments are repeated below in italics, followed by the Company’s response to the comments as well as a summary of the responsive actions taken. We have included page numbers to refer to the location in the revised Registration Statement where the revised language addressing a particular comment appears.

Our Company, page 3

1.	We note your response to comment 2 and the resulting revisions you have made to your filing. Please expand your disclosure to include your concentrate production tonnage with metal content as requested previously.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 1, 63 and 85 of the revised Registration Statement.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	2	October 6, 2020

2.	We note your response to comment 5 indicating proven reserves exceed measured resources due to your different study effective dates and different cutoff grades. We also note numerous instances within your filing where you state mineral resource estimates are presented on an undiluted basis without adjustment for metallurgical recovery. Please correct this statement to state mining recovery instead of metallurgical recovery as indicated by section 15.4 of the technical report.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure throughout the revised Registration Statement to correct the statement.

Risk Factors
Risks Related to This Offering and Our Common Stock
Our Amended and Restated Certificate of Incorporation will provide..., page 51

3.	In response to comment 7, we note you revised your disclosure on pages 51-52 and page 152 to provide that your choice of forum provision does not apply to suits brought to enforce a duty or liability created by the Securities Act, the Exchange Act, or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Your disclosure further states that the federal district courts of the United States will, to the fullest extent permitted by law, be the exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please clarify your disclosure and state clearly if your choice of forum provision applies to claims under the Securities Act.

Response:	The Company acknowledges the Staff’s comment and respectfully advises the Staff that the exclusive forum provision that will be contained in the Company’s Amended and Restated Certificate of Incorporation will provide exclusive forum provisions relating to two separate circumstances. First, the Court of Chancery of the State of Delaware will be the exclusive forum for certain types of actions or proceedings under Delaware statutory or common law. The Registration Statement includes explanatory disclosure on pages 51 and 152 clarifying that the Court of Chancery of the State of Delaware will not be the exclusive forum for claims brought under the Securities Act, the Exchange Act, or any claim for which the U.S. federal courts have exclusive jurisdiction. Second, the Company’s Amended and Restated Certificate of Incorporation will separately provide that the U.S. federal courts will be the exclusive forum for claims brought under the Securities Act. The Company has also revised the disclosure on pages 51 and 152 of the revised Registration Statement.

Use of Proceeds, page 55

4.	We note you intend to use proceeds from the offering to acquire or retire a portion of the Los Gatos Working Capital Facility and fund near-term debt service needs. Please tell us whether you also intend to reflect these transactions in your determination of pro forma earnings per share, giving effect only to the number of shares issued in this offering whose proceeds will be used to fund these payments. Please note that the footnotes to your pro forma disclosures should clearly support your calculations of both the numerator and denominator used in your pro forma calculations. We refer you to SAB Topic 3.A by analogy.

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	3	October 6, 2020

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on pages 27 and 62 of the revised Registration Statement to state that pro forma net loss per share gives effect to (i) the Reorganization (as defined in the Registration Statement), (ii) the issuance of shares of common stock to the Company’s executive officers in connection with the proposed offering, (iii) the conversion of the Company’s outstanding convertible notes into shares of common stock in connection with the proposed offering, (iv) the issuance and sale of shares of common stock in the proposed offering, and (v) the acquisition or retirement of a portion of the Los Gatos Working Capital Facility and the funding of near-term debt service needs with a portion of the net proceeds of the proposed offering, as if each such event occurred on the first day of the period presented. The calculation has been left blank and will be included in a subsequent pre-effective amendment to the Registration Statement, upon determination of the price range for the offering and the number of shares offered in the offering.

5.	We note your response to comment 8. In terms of your intention to use the proceeds of this offering to acquire or retire a portion of the Los Gatos Working Capital Facility, please also disclose information required by Item 504 of Regulation S-K for this debt agreement.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 55 of the revised Registration Statement.

Management's Discussion and Analysis of Financial Condition and Results of Operations
Six Months Ended June 30, 2020 Compared to Six Months Ended June 30, 2019, page 66

6.	Please expand your discussion to identify and quantify the underlying reasons for the increase in the equity loss in affiliates related to the LGJV for the six months ended June 30, 2020 compared to the same period in the prior year.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page 66 of the revised Registration Statement.

Sales Agreements, page 101

7.	We note your response to comment 9 and have reviewed exhibit 10.9.2., which is your zinc contract, but are unable to find your lead smelter contract. Please provide supplementally a complete copy of your zinc and lead smelter contracts and file your lead contract.

Response:	The Company respectfully advises the Staff that the LGJV does not currently have any lead or zinc smelter contracts. As disclosed in “Business—The Los Gatos District—Sales Agreements,” the LGJV has an agreement that provides for the sale of lead concentrate (which is filed in redacted form as exhibit 10.10.1 to the Registration Statement) and an agreement that provides for the sale of zinc concentrate (which is filed in redacted form as exhibits 10.9.1 and 10.9.2 to the Registration Statement). Therefore, the LGJV produces and sells lead and zinc concentrates to third parties, but does not have smelter contracts. The Company will provide supplementally to the Staff complete copies of exhibits 10.9.1, 10.9.2 and 10.10.1.

Los Gatos Joint Venture Combined Financial Statements
2. Summary of Significant Accounting Policies, Mine Development, page F-33

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	4	October 6, 2020

8.	We note from your response to comment 10 that the LGJV is continually developing the Cerro Los Gatos Mine and that the costs incurred to further develop the mine are capitalized. Please further explain the activities you are performing to continually develop the mine, including the nature of the costs incurred and why you believe these costs represent development stage activities for a property in the production stage. In addition, please clarify the location of the further development activities in relation to the Los Gatos mine, including if they relate to an adjacent ore body or are being incurred for the identification of a separate ore body. To the extent these costs relate to exploration and evaluation activities, explain why they are not expensed in the period incurred.

Response:

The Company respectfully informs the Staff that capitalized mine development costs incurred after the commencement of production relate to the further development of additional areas of the Cerro Los Gatos Mine. These costs are not related to exploration or evaluation activities. All capitalized mine development activities are conducted to access existing Cerro Los Gatos proven and probable reserves and do not relate to adjacent resource bodies.

Specifically, these capitalized costs relate to continued horizontal and vertical mine access development and underground infrastructure to support the mine development. Upon commencing concentrate production, while certain areas of the underground mine were developed and able to support mining operations, the majority of the proven and probable ore reserves were inaccessible and lacked the required underground infrastructure to support mining activities. Throughout the life of the mine, the continuous mine development activities are expected to methodically provide this future access ahead of planned ore mining activities and are thus capitalized until that future mining commences. The incremental capitalized mine development costs are depleted when the ore accessible by the development is mined, based on a units-of-production basis, to match the development costs to the ore mined and processed.

Sunshine Silver Mining and Refining Corporation Condensed Consolidated Financial Statements
1. Description of Business and Basis of Preparation of Financial Statements, page F-49

9.	We note you response to comment 11, however your disclosure at page F-49 continues to state the LGP's zinc concentrate is sold to Dowa or sold to a customer within the country of Mexico. Please clarify whether there were related party sales to Dowa during the six months ended June 30, 2020, provide the related party disclosures required by ASC 850- 10-50 or revise your disclosure as necessary.

Response:	The Company acknowledges the Staff’s comment and has revised the disclosure on page F-49 of the revised Registration Statement.

*****

Mr. Dougherty Ms. Nguyen Mr. Schuler U.S. Securities and Exchange Commission	5	October 6, 2020

To the extent that you have any questions regarding the response contained in this letter, please do not hesitate to contact me at (212) 450-4674 or richard.truesdell@davispolk.com. Thank you for your time and attention.

Sincerely,

/s/ Richard D. Truesdell, Jr.

Richard D. Truesdell, Jr., Esq.

cc:	Stephen Orr, Chief Executive Officer and Director
Roger Johnson, Chief Financial Officer
Adam Dubas, Chief Administrative Officer
Sunshine Silver Mining & Refining Corporation